Exhibit 9

This INFRASTRUCTURE AGREEMENT made in two original counterparts effective the 1st day of November 2002 (the "Effective Date").

BETWEEN:

MICROMEM TECHNOLOGIES INC.

(hereinafter called "Micromem")

- and -

THE GOVERNING COUNCIL OF THE UNIVERSITY OF TORONTO

(hereinafter called the "University")

WHEREAS the University has expertise in the area of magnetic material design and processing and intends to submit a proposal to the Canada Foundation for Innovation (the "CFI Proposal") for infrastructure support to facilitate its research in this area;

AND WHEREAS Micromem is engaged in the development of magnetic memory technologies and has agreed to be the corporate partner named in the CFI Proposal and to contribute towards the cost of the infrastructure;

Micromem and the University hereby agree as follows:
1.	Magnetic Memory Facility. With the financial support to be provided by Micromem under this Agreement, the University will assemble a facility for the research and development and fabrication of magnetic memory ("MMF") as generally described in Appendix "A" attached hereto.

2.	Principal Investigator. The investigator responsible for the arrangements involved in acquisition and installation of the MMF shall be Professor Harry E. Ruda, of the University's Department of Materials Science and Engineering (the "Principal Investigator").

3.	Grant. Micromem hereby grants to the University the amount of $360,000 as a contribution towards the direct costs of the MMF. Within ninety days following the assembly of the MMF, the University will provide Micromem with a financial statement confirming the University's application of the grant funding under this Agreement.

4.	Payment. The sum set out in Paragraph 3 above shall be paid by Micromem by cheque, payable to the University of Toronto, in installments, as follows:
$120,000 on execution of this Agreement
$120,000 at end of two months following the effective date
$120,000 at end of four months following the effective date

5.	Equipment. The University will own the MMF and any other equipment or material purchased by or provided to the University hereunder. The University will use the MMF, on a non-exclusive basis, for conducting magnetic memory research and development under existing and future collaboration arrangements between the University and Micromem, and additionally for other research and educational purposes as it may deem appropriate and necessary from time to time.

6.	Intellectual Property. Neither party shall acquire any right or license to any intellectual property now or hereafter owned or developed by the other party by virtue of this Agreement.

7.	Limitation of Liability. The University shall not be liable for any delays in the performance of its obligations under this Agreement resulting from circumstances or causes beyond the University's control and in no case shall the University be liable for loss of business or profit or other indirect or consequential damage.

8.	Term and Termination. This Agreement will enter into force as of the Effective Date and will terminate on the date of the final payment received by the University from Micromem, as per the schedule outlined in Paragraph 3.

9.	Survival. The provisions of Paragraphs 5, 6, 7, 9 and 10 shall survive termination or expiration of this Agreement.
10.	No Use of Names. Neither party will use the name of the other party, or of any member of the other party's personnel, in any advertising or publicity without the prior written approval of the other party's authorized representative. However, both parties may make Micromem' s support under this Agreement a matter of public record.

11.	Notices. Notices under this Agreement will be sent to the parties as follows:
(a)	to the University:

i.	for technical and scientific matters:
Professor Harry Ruda

Department of Materials Science and Engineering

and Energenius Centre for Advanced Nanotechnology

University of Toronto, 170 College Street

Toronto, Ontario M5S 3E4

Tel. (416) 978-4556 / Fax (416) 978-3801

ii.	for legal and administrative matters:
Dr. Peter B. Munsche Assistant Vice-President, Technology Transfer University of Toronto, Research Services 27 King's College Circle Toronto, Ontario M55 1A1 Tel. (416) 978-6063 / Fax (416) 978-5821
(b)	to Micromem:
i.	for all matters:
Manoj Pundit Executive Vice-President and General Counsel Micromem Technologies Inc. 777 Bay Street, Suite 1910 Toronto, Ontario M5G-2E4 Tel: (416) 364-6513 x222 /Fax: (416) 360-4034

12.	Independent Parties. The parties are independent parties and nothing in this Agreement shall constitute either party as the employer, principal or partner of or joint venturer with the other party. Neither party has any authority to assume or create any obligation or liability, either express or implied, on behalf of the other.

13.	No Assignment. Neither party may sell, assign, encumber, license or otherwise transfer any of its rights, duties or obligations under this Agreement without the prior written consent of the other party, which consent may not be unreasonably withheld.

14.	Successors. This Agreement shall bind and ensure to the benefit of the parties and their respective heirs, successors and permitted assigns.
15.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
16.	Paragraph Headings. Paragraph headings are provided for convenience and shall not be used to construe this Agreement.
17.	Entire Agreement. This Agreement, including any appendices attached hereto, is the entire agreement between the parties on the subject matter hereof. No modification of this Agreement will be binding upon the parties unless it is in writing and signed by the parties.

In witness whereof the parties agree to be bound by the terms of this Agreement.
MICROMEM TECHNOLOGIES INC.	THE GOVERNING COUNCIL OF THE UNIVERSITY OF TORONTO

"signed"	"signed"
Name: Joseph Fuda	Name: Peter B. Munsche
Title: President and Chief Executive Officer	Title: Assistant Vice-President, Technology Transfer

Acknowledgement:

I, the Principal Investigator, having read this Agreement, hereby agree to act in accordance with all the terms and conditions herein and applicable University policies, and further agree to ensure that all University participants are informed of their obligations under such terms and conditions.

"signed"

Harry E. Ruda

Principal Investigator

APPENDIX "A"

MAGNETIC MEMORY FACILITY

The new Magnetic Memory Facility (MMF) will constitute a state of the art facility with processing capabilities which will enable a variety of magnetic memory structures to be deposited and lithographically patterned. Assembly of the MMF will include:

Oxynitride PEC VD/RIE Systems:

The system is a Dual Chambered RIE/PECVD system on one table-top chassis capable of depositing silicon oxide and silicone nitride in the first chamber and performs reactive ion etching in the second. The system will include a 13.56Mhz 500watt RF Generator capable of pulse mode and bias control, a matching network, a pressure controller, a temperature controller and an industrial touch screen computer for system control. This system can be upgraded in the future to have more features.

Scrubber (and gas Handling):

The system is a wet scrubber able to abate process by-products as well as reactor feed gases. The scrubber works in a totally recirculating mode. An alkaline chemical solution can be utilized to maximize scrubbing efficiency.

Electrochemical deposition system:

This electroplating system comprises a polypropylene cell containing an electrolyte (solution) with platinum electrodes with immerged sample holders, a potentiostat/galvanostat to control the current and the potential between the electrodes, a current source to drive the chemical process, and a computer system with IEEE card and software (Electrochemistry Pack) to control and monitor the process. The system serves as an electroplating system for seed and magnetic material deposition, and can be upgraded for photo-assisted electrochemical etching.

Plasma Asher:

The system is a plasma reactor, used for surface treatment and fast stripper of photoresist from substrates.

Clean Room Kit/Wet Bench:

The system is an acrylic clean room of about 25 meter square with class 100 and 1,000 sections allowing researchers to work in a clean environment. It includes equipment and accessories such as an air shower, wet bench, pass through, air conditioners, dehumidification and RH control, vacuum and gas connections.

DI water:

The system provides grade I quality water quality compatible with an Integrated Circuit processing environment.

Installation and initial set-up costs (electrical, plumbing, gas service):

This includes all the electrical and plumbing services, as well as gas supply and handling, required for the new equipment to be installed, and used for etching, deposition and cleaning process.